UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number 0-54162

NiMin Energy Corp.

(Translation of registrant’s name into English)

1160 Eugenia Place, Suite 100, Carpinteria, California 93013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Information contained in this Form 6-K

On June 27, 2011, NiMin Energy Corp. issued the following press release regarding the election of William Gumma as a member of its Board of Directors.

NIMIN ENERGY CORP. ANNOUNCES WILLIAM GUMMA TO JOIN

BOARD OF DIRECTORS

CARPINTERIA, CA – June 27, 2011 – NiMin Energy Corp. (TSX: NNN and OTCQX: NEYYF) (“NiMin” or the “Company”) announced today that Mr. William (Bill) Gumma has been elected to NiMin’s Board of Directors. Mr. Gumma has over 30 years of oil and gas experience, and has been responsible for worldwide exploration and production activities, including pioneering projects in the United States, Russia, and Venezuela.

Mr. Clancy Cottman, Chairman and CEO, commented, “We are extremely pleased to have Bill join the Board of Directors at NiMin. Bill’s industry expertise and track-record of value creation will be an excellent complement to the Board as the company continues to develop its portfolio of assets and seeks out new ways to generate shareholder value.”

Mr. Gumma is currently a Managing Director at Chisholm Partners, LLC, an independent energy resource development company. Previously, Mr. Gumma served as President and CEO of PetroFalcon Corp., now Etrion Corp., a natural resource company formerly focused on oil and gas operations in Venezuela. He also worked in both engineering and exploration capacities at Shell USA and Amoco Oil Co. Additionally, Mr. Gumma served as Chief Geophysicist-International for Maxus Energy Corp. and as an executive officer and Director for Benton Oil and Gas Co., now Harvest Natural Resources. Mr. Gumma holds a Bachelor of Science degree in engineering from the Colorado School of Mines and a Master of Science degree in geophysics from Oregon State University.

About NiMin Energy

NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S. The Company has over 28 million barrels of proved and probable reserves, 98% of which are oil.

Cautionary Statements

This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the drilling program to be commenced by NiMin during 2011, production gains, the long-term upside potential of the patented CMD process and the increase in oil recovery resulting therefrom. Although NiMin believes that the expectations reflected in its forward-looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the NiMin, Legacy or their respective financial or operating results or, as applicable, their securities. The net present value of future net revenue attributable to NiMin’s reserves does not represent fair market value. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (“mcf”): one barrel (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONTACTS:

Investors

Jonathan Wimbish, CFA

NiMin Energy Corp.

Chief Financial Officer

+1 (805) 566-2900

jwimbish@niminenergy.com

Media

Dan Gagnier/Jared Levy

Sard Verbinnen & Co

+1 (212) 687-8080

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.

Date: June 27, 2011	By:	/s/ Clarence Cottman, III

Clarence Cottman, III
Chief Executive Officer